EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 13th day of May, 2008

BETWEEN:

DAVID McPHERSON, Mining Executive, residing in the City of St.Catharines, Ontario, hereinafter referred to as the

"Executive"

OF THE FIRST PART

AND:

PURE NICKEL INC., a corporation continued under the laws of Canada, hereinafter referred to as the

"Corporation"

OF THE SECOND PART

WHEREAS subject to the terms and conditions hereof, the Corporation and the Executive wish to provide for the Executive's continued employment with the Corporation effective as of the date hereof:

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set out, the parties covenant and agree with each other as follows:

1. EMPLOYMENT

The Corporation hereby agrees to employ the Executive and the Executive hereby accepts employment with the Corporation, on the terms and subject to the conditions herein set forth.

2. FUNCTIONS AND DUTIES

The Executive shall occupy the positions of President and Chief Executive Officer of the Corporation, and in such capacity the Executive will be responsible to the Board of Directors of the Corporation for the overall supervision and management of the Corporation. In this connection, the Executive shall do, among other things, the following:

(a) serve the Corporation faithfully;

(b) observe all policies of the Corporation;

(c) devote his full working time and attention to the business of the Corporation as may be necessary to effectively carry out his duties to the Corporation;

(d) carry out all lawful instructions given to him by the Board of Directors of the Corporation; and

(e) endeavour to further the best interests of the Corporation.

The Executive will be based in Canada, but from time to time may be called upon to perform services elsewhere.

3. INITIAL TERM AND RENEWAL

The initial term of this Agreement shall be for a period of three years, effective from April 1, 2008 and ending March 31, 2011, and thereafter shall be automatically renewed from year to year by the Board of Directors for additional twelve (12) month periods unless terminated earlier pursuant to the provisions of this Agreement.

4. FIXED COMPENSATION

In consideration for services rendered hereunder, the Corporation shall pay to the Executive an annual salary of CAD$240,000, payable monthly.

5. VARIABLE COMPENSATION

The Executive shall be eligible to participate in the Corporation's annual variable compensation plan.

6. STOCK OPTIONS

The Executive shall be entitled to participate in the Corporation's stock option plan, as it may be amended from time to time and the Executive acknowledges having received a copy of the stock option plan and having read such plan.

7. OTHER BENEFITS

In addition to the annual salary provided in paragraph 4 of this Agreement, the Corporation will provide the following benefits to the Executive:

(a) *Car Allowance*

The Executive shall receive a monthly car allowance of $1500 payable in cash.

(b) *Business Expenses*

The Executive shall be reimbursed by the Corporation periodically for all ordinary and necessary business expenses incurred by the Executive in the performance of his duties under this Agreement (including business class airline travel for all flights over three hours in duration and cell phone costs) and the Executive shall provide appropriate vouchers and statements in respect of all such expenses.

(c) *Vacation*

The Executive shall be entitled to 5 weeks paid vacation per contract year.

(d) *Life and Disability Insurance*

The Corporation shall incur the expense of insuring the life of the Executive for CAD$1 million, effective as of the date hereof, with the beneficiary to be determined by the Executive. In addition, the Corporation shall incur the expense of disability insurance for the Executive. The premium expense shall be capped at a maximum of $20,000 per annum.

(e) *Annual Medical*

The Corporation shall incur the expense of an annual medical examination for the Executive.

8. TERMINATION AND COMPENSATION AT TERMINATION

Notwithstanding anything herein contained to the contrary, this Agreement shall terminate in the following manner and the Executive shall be compensated as indicated as follows:

(a) *Termination by the Corporation for Cause*

This Agreement and the employment of the Executive hereunder may be terminated by the Corporation effective at any time for cause by the giving of notice by the Corporation in writing of such termination to the Executive. As used herein, "cause" shall mean gross misconduct or gross negligence by the Executive in performing his duties hereunder, a breach of fiduciary duties by the Executive toward the Corporation, or the commission by the Executive of an act of theft, dishonesty, embezzlement or vandalism against the Corporation or any subsidiaries thereof or the conviction of the Executive of any indictable criminal offence or a felony or criminal offence of moral turpitude. If this Agreement of employment of the Executive is terminated by the Corporation for cause, the Executive shall continue to accrue and receive his annual salary and benefits through to the date of termination as indicated in the termination notice, and no more after the date of the aforesaid termination notice, whereafter all of the Corporation's obligations to the Executive shall be at an end.

(b) *Termination by the Corporation Without Cause*

The Executive's employment hereunder may be terminated by the Corporation effective at any time without cause by providing the Executive with:

(i) Prior written notice equal to the greater of:

(A) the number of months then remaining to the expiry of the then existing term of the Agreement;

or

(B) twenty-four (24) months;

and

(ii) a lump sum payment of CAD $100,000.

In the event such notice and payment are given, the employment of the Executive shall terminate on the date specified in said notice.

The Corporation may, in its discretion, terminate the employment of the Executive immediately by making payments to the Executive in lieu of such

notice. The payments in lieu shall include the Executive's salary and any variable compensation that he would have received during the notice period together with the lump sum payment (CAD $100,000) referred to in sub-paragraph (ii) above. In addition, the Corporation shall continue all benefits which would have accrued to the benefit of the Executive to the date of termination had the period of notice of termination required by this Agreement been given. The stock options which have been granted to the Executive up to the date of his notice of termination of employment shall be treated as fully vested. The Executive shall have twelve (12) months from the date of notice of his termination of employment in which to exercise such stock options. The Executive shall not be granted any further stock options after the date of his notice of termination of employment.

The parties hereto acknowledge that the terms of this Agreement relating to notice and payment in lieu of notice are fair and reasonable in all of the circumstances.

(c) *Termination by the Executive*

This Agreement and the employment of the Executive hereunder may be terminated by the Executive upon at least 3 months' prior written notice to the Board of Directors of the Corporation given at any time. If the Executive so terminates this Agreement and his employment hereunder, he shall continue to accrue and will receive his annual salary and benefits through to the date of termination as indicated in the termination notice and no more. Upon receipt of such notice, the Corporation may, in its discretion, terminate the employment of the Executive immediately by making payment to the Executive of all salary and continuing (if possible, and in accordance with applicable statutory provisions, or if not, paying the present value of) all benefits which would have accrued to the benefit of the Executive to the date of termination specified in the said notice.

(d) *Termination by the Executive If a Terminating Event Occurs*

For purposes of this Agreement, "Terminating Event" means any one or more of the following;

(i) the acquisition by any person or group of related persons or persons acting jointly or in concert (other than the Executive) of more than 30% of the issued and outstanding common shares of the Corporation (calculated on a non-diluted basis), whether acquired in a single transaction or a series of transactions;

(ii) the dismissal (including without limitation, constructive dismissal) of the President and Chief Executive Officer of the Corporation except as a result of his Permanent Disability as defined herein or death or for cause as defined herein;

(iii) the election to the Board of Directors of the Corporation, of persons employed by or representing any one person or group of related persons or persons acting jointly or in concert (other than the Executive) and constituting more than 40% of such Board; and

(iv) a material change initiated by the Corporation or by the Board of Directors in the Executive's duties and responsibilities such that the Executive is required to assume duties that are not consistent with or to relinquish duties that are consistent with, those customarily and usually performed by a President & Chief Executive Officer.

Upon the occurrence of each Terminating Event during the term hereof or any renewal thereof, the Executive shall thereupon and thereafter for a period of six months have the option, exercisable at any time during such period by notice (the "Terminating Notice") to the Corporation, of terminating this Agreement and his employment with the Corporation hereunder, immediately, provided that this option may only be exercised once by the Executive. If the Executive so terminates this Agreement and his employment pursuant to this subparagraph (d), the Executive shall be paid within ten days of receipt by the Corporation of such Terminating Notice, an amount equal to the amount the Executive would have been entitled to be paid determined in accordance with subparagraph (b) hereof as if the Corporation had terminated the Executive without cause as of the date of the Terminating Notice.

(e) *Termination by Mutual Agreement*

This Agreement and the employment of the Executive hereunder may be terminated by mutual agreement in writing of the parties hereto. The Executive shall continue to accrue and receive his annual salary and benefits through to the date of termination reached pursuant to such mutual agreement.

(f) *Termination by Death or Permanent Disability*

This Agreement and the employment of the Executive hereunder shall be terminated by the death or Permanent Disability of the Executive. All compensation to the Executive shall cease on his death. If the Executive is terminated due to Permanent Disability, all compensation to the Executive shall cease at the end of the month following termination.

For the purposes of this Agreement, "Permanent Disability" means the Executive is unable to perform any and every duty of his employment, and such inability may reasonably be expected to be indefinite.

9. <u>FIDUCIARY DUTIES</u>

The Executive acknowledges that he has fiduciary duties to the Corporation and the fulfillment of the following duties in respect of confidentiality and non-solicitation both during the term of his employment and afterward are central to the fulfillment of his fiduciary duties.

(a) *Confidentiality*

In the course of providing services hereunder, the Executive will be entrusted with confidential and proprietary information and trade secrets concerning the present and contemplated projects, services and techniques involved and used by the Corporation and its subsidiaries in connection with their respective businesses, the disclosure of any of which to competitors of the Corporation or to the general public would be highly detrimental to the best interests of the Corporation. The Executive acknowledges that the right to maintain all of such confidential and proprietary information and trade secrets confidential constitutes a proprietary right which the Corporation and its subsidiaries are entitled to protect. The Executive acknowledges that the restrictions and prohibitions set out herein are reasonable and proper based on the nature of the businesses of the Corporation and its subsidiaries and based on the fact that knowledge of the businesses of the Corporation and its subsidiaries and their confidential and proprietary information and trade secrets will be acquired by the Executive from the circumstances of his employment, disclosure or use of which would be of benefit to a competitor and would be to the prejudice of the Corporation and its subsidiaries. Accordingly, the Executive agrees that:

(i) he will not during the initial term of this Agreement or any renewal thereof or at any time thereafter disclose any of such confidential and proprietary information and trade secrets pertaining to the businesses of the Corporation or its subsidiaries to any person or use any of such information or trade secrets for any purpose other than those of the Corporation; and

(ii) he will not during the initial term of this Agreement or any renewal thereof or at any time thereafter disclose any information concerning the businesses of the Corporation or its subsidiaries which could adversely affect the image or reputation of any of them.

(b) *Non-Solicitation*

The Executive agrees that during the initial term of this Agreement or any renewal thereof and for a period of 12 months thereafter, regardless of the reason for termination of employment, he will not solicit or entice any current or prospective employee, consultant, service-provider, independent contractor,

customer or client of the Corporation to leave, terminate or otherwise compromise its relationship with the Corporation.

10. NOTICES

Wherever this Agreement requires or permits any consent, approval, notice, request or demand from any party to another, the consent, approval, notice, request or demand must be in writing (including, without limitation, fax communications) to be effective and shall be deemed to have been sufficiently given if personally delivered (which shall include delivery by courier or other agent) or transmitted by fax addressed as follows:

If to the Executive, as follows:

David McPherson
900-95 Wellington Street West
Toronto, Ontario M5J 2N7

If to Pure Nickel, as follows:

Pure Nickel Inc.
c/o Robert Agrisano
900-95 Wellington Street West
Toronto, Ontario M5J 2N7
Attention: The Chairman

Any consent, approval, notice, request or demand if delivered or faxed shall be deemed to have been given on the day of such delivery or fax transmission.

11. APPLICABLE LAW

Whether pursuant to court proceedings or otherwise, the rights and obligations of the parties under and pursuant to this Agreement shall be construed under and governed by the laws of the Province of Ontario and the parties hereto hereby attorn to and submit to the non-exclusive jurisdiction of its courts.

12. ASSIGNMENT AND SURVIVAL

Neither the rights nor obligations under this Agreement shall be assigned or otherwise disposed of without the prior written consent of the non-assigning party. The obligations of the Executive under Section 9 shall survive the termination of the employment of the Executive hereunder as specified therein.

13. BINDING AGREEMENT

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and upon their respective heirs, legal representatives, successors and permitted assigns.

14. WAIVER

One or more consents to or waivers of any breach of a term or provision of this Agreement by any party shall not be construed as a consent to or waiver of a subsequent breach of the same term or provision, nor shall it be considered a consent to or waiver of any other then existing or subsequent breach of a different term or provision. The consent or waiver by any party to or of any act by any other party requiring such consent or waiver shall be deemed not to waive or render unnecessary consent to or waiver of any subsequent similar act. No custom or practice of any party shall constitute a waiver of any other party's rights to insist upon strict compliance with the terms and provisions hereof.

15. SEVERABILITY

If any term or provisions of this Agreement shall be or shall become illegal or unenforceable, the remaining terms and provisions shall nevertheless be valid, binding, and subsisting.

16. WITHHOLDING TAXES

All payments hereunder by the Corporation for the Executive shall be made subject to applicable withholding taxes and statutory and other withholdings and shall not be grossed up on account of such withholdings.

17. INTERPRETATION

For purposes of this Agreement, "person" includes any body corporate, government or any subdivision or department thereof, trust, unincorporated association, joint venture and/or partnership. Headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

18. ENTIRE UNDERSTANDING

Other than stock option agreement(s) as are in force from time to time between the Corporation and the Executive, this Agreement constitutes the entire understanding between the parties with respect to the employment of the Executive by the Corporation.

19. INDEPENDENT LEGAL ADVICE

The Executive hereby represents and warrants to the Corporation that he has had sufficient opportunity to seek independent legal advice with respect to this Agreement, that he fully understands the nature and effect of this Agreement and that he is entering into it freely and voluntarily.

IN WITNESS WHEREOF this Agreement is executed by the parties as of the date first above written.

SIGNED, SEALED AND DELIVERED)
In the presence of:)

Witness — David R. McPherson

PURE NICKEL INC.

By: ______________________
Robert Agrisano
Chairman